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Exhibit 99.3

FORM OF COVER LETTER TO
NEW STOCKHOLDERS

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Dear QCR Holdings, Inc. Stockholder:

        It is a pleasure to welcome you as a stockholder. We thank you for the confidence you have placed in QCR Holdings, Inc.

        To keep you informed about the company's progress, we will be sending you a financial report each quarter and an annual report. We will also inform you of any other items of importance as they periodically occur. So that we may communicate promptly with you, please keep us informed of your correct address.

        Your company's stock is traded on the National Association of Securities Dealers Automated Quotation system (NASDAQ) SmallCap Market System under the stock symbol "QCRH." When trades occur, daily stock price information can be found on-line on most major financial web sites.

        To add convenience security, and value to you QCR Holdings, Inc. common stock ownership, we wish to inform you of additional services that are available to our stockholders:

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  You may elect to participate in the Dividend Reinvestment Plan. This service is provided at no cost to you. A booklet explaining the plan and an authorization card are enclosed. You may include all or part of your shares in the Dividend Reinvestment Plan. Any shares not included in the Plan will continue to receive cash dividends. You may enroll or discontinue participation at any time.

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  You may elect to participate in the optional Safekeeping Program which is only available to those stockholders enrolled in the Dividend Reinvestment Plan. This program allows stockholders to mail accumulated stock certificates to the Plan Administrator to be held in safekeeping. Information explaining how to participate in this program is enclosed.

        If you have any questions about these services, please contract our transfer agent, Illinois Stock Transfer Company at (312) 427-2953 or (800) 757-5755, 7:30 a.m. to 4:00 p.m. Central Time. If you have any questions about the Corporation, please contact Todd A. Gipple, Executive Vice President and Chief Financial Officer, at (309) 736-3580.

        We take your investment in QCR Holdings, Inc. very seriously and thank you for your trust and consideration.

Sincerely,
/s/ MICHAEL A. BAUER	/s/ DOUGLAS M. HULQUIST
Michael A. Bauer Chairman	Douglas M. Hulquist President and CEO

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  Exhibit 99.3